November 17, 2005


Michael R. Anastasio, Jr.
Vice President and Chief Financial Officer
One Corporate Center
Rye, New York  10580-1422

      Re:	GAMCO Investors, Inc. (the "Registrant")

Dear Mr. Anastasio:

      The Division of Investment Management ("IM") has reviewed your response letter filed on September 29, 2005 and has the following comments.

1.	Please indicate whether Gabelli Funds, LLC ("Gabelli") and
GAMCO
Asset Management Inc. ("GAMCO," and together with Gabelli, the "subsidiaries") are investment companies under section 3(a) of the Investment Company Act of 1940 (the "Investment Company Act"). If you conclude that the subsidiaries are investment companies, please discuss how the subsidiaries` status as investment companies affects the Registrant`s status as an investment company. Providing IM with a balance sheet for each subsidiary may facilitate its review.

2.	Please explain why an EBITDA multiple of 10 is appropriate
for
purposes of fair valuing the subsidiaries.

3.	Please indicate the number of individuals that manage and
administer the Registrant`s proprietary investments and whether these individuals are directors or executive officers. Please also clarify how much time, on a percentage basis, these individuals devote to managing and administering the proprietary investments in relation to other corporate matters.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. You may submit your response to these comments in your response letter to the most recent comment letter of the Division of Corporation Finance (dated November 4, 2005). Please understand that IM may have additional comments after reviewing your responses to our comments.

	You may contact the undersigned at (202) 551-6858 if you have any questions. My mail stop is 0504.


						Sincerely,



						John L. Sullivan
						Senior Counsel